Exhibit 99.2

Thomas A. Rizk

Chairman and Chief Executive Officer

Workspace Property Trust

700 Dresher Road, Suite 150

Horsham, PA 19044

Re:          Trustee Nominee Consent

Mr. Rizk:

I hereby consent to act as a member of the board of trustees of Workspace Property Trust, a Maryland real estate investment trust (the “Company”), upon completion of the Company’s initial public offering (the “IPO”). I further consent to having my name and professional biographical information included as a trustee nominee in the Company’s registration statement on Form S-11 to be filed with the U.S. Securities and Exchange Commission on or about October 13, 2017 in connection with the IPO.

My consent will continue to be effective until I revoke my consent or resign as a trustee.

Sincerely,

/s/ Joseph F. Azrack
Name:	Joseph F. Azrack
Date:	10/12/17